                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                             (Amendment No.      )*
                                           ------

                              EnDocarDial Solutions
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    292962107
                       ----------------------------------
                                 (CUSIP Number)

                                    12/31/01
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /x/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292962107
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Hambrecht & Quist Capital Management 943021090
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
California Corp.
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       1,666,666
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:
                             --------------------------------------------------
                              (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power

-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,666,666
 -------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
11.25%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
IA
-------------------------------------------------------------------------------

                              SCHEDULE 13G EXHIBIT

ITEM 1.

   Endocardial Solutions
   1350 Energy Lane, Suite 110
   St. Paul, MN  55108

   ITEM 2.

   Hambrecht & Quist Capital Management Incorporated
   30 Rowes Wharf - 4th Floor
   Boston, MA  02110-3328
   (California corporation)

   Common stock
   CUSIP: 292962107

ITEM 3.

   (e)  Investment Adviser

ITEM 4.

   Hambrecht & Quist Capital Management Incorporated ("HQCM") disclaims any beneficial interest in the shares reported in this Schedule 13G. Moreover, HQCM is of the view that the client accounts that it manages are not acting as a "group" for purposes of Section 13(d) under the Securities and Exchange Act of 1934 (the "1934 Act") and that it and such clients are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 promulgated under the 1934 Act. Therefore, HQCM is of the view that the shares held in such accounts should not be aggregated for purposes of Section 13(d). However, HQCM is making this filing on a voluntary basis as if all the shares are beneficially owned by HQCM on a joint basis.

   1,666,666 shares of Common stock beneficially owned
   11.25% of Common
   1,666,666 sole voting power (i) and sole dispositive power (iii)

ITEM 5.

   N/A

ITEM 6.

   Of the 1,666,666 shares of the Common stock reported above, 1,000,000 shares are held by H&Q Healthcare Investors, a registered investment company, which represents 6.7% of the issuer's Outstanding Common stock.

ITEM 7.

   N/A

ITEM 8.

   N/A

ITEM 9.

   N/A

ITEM 10.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:              1/24/02
                      -------------------------------------------------------

   Signature:         /s/ Kim Carroll
                      -------------------------------------------------
   Name/Title:        Kim Carroll, Vice President
                      Hambrecht & Quist Capital Management Incorporated